Applied DNA Sciences, Inc.
                       25 Health Sciences Drive, Suite 113
                           Stony Brook, New York 11790

================================================================================

January 17, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    Jeffrey Riedler, Assistant Director
                  Division of Corporation Finance

                  Albert Lee, Esq.

         Re:      Applied DNA Sciences, Inc.
                  Amendment No. 4 to Registration Statement on Form SB-2 File No. 333-122848
                  Amended Registration Statement filed October 28, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated November 8, 2005 (the "Comment Letter") relating to Amendment No. 4 to the Registration Statement on Form SB-2 (the "Registration Statement") of Applied DNA Sciences, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 5 to the Company's Registration Statement.

FORM SB-2
---------

General
-------

     1. Prior to requesting acceleration for effectiveness, please amend your Form 10-KSB for the year ended September 30, 2004 and your Forms 10-QSB for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, as applicable, to comply with our comments on your Form SB-2.

Securities and Exchange Commission
January 17, 2006
Page 2 of 15



          Response
          --------

          Prior to requesting acceleration for effectiveness, we will amend our Form 10-KSB for the year ended September 30, 2004 and our Forms 10-Q for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, as applicable, to comply with your comments on our Form SB-2.

     2.   Prior to requesting  acceleration for  effectiveness,  please refer to
          Item 310(g)(2) of Regulation S-B and file an amended registration statement on Form SB-2 to include your most recent audited financial statements for your fiscal year ended September 30, 2005. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

          Response
          --------

          We have included our audited financial statements for the year ended September 30, 2005 in this amendment, along with an updated, signed consent from our independent registered public accounting firm.

     3. We note your response to prior comment 1. Please confirm that the reference to Korea in the chart on page 20 is to South Korea and that, pursuant to your language regarding countries that the United States has designated as state sponsors of terrorism, you do not have, or intend to have, contacts with North Korea.

          Response
          --------

          We hereby confirm that the reference to Korea in the chart previously shown on page 20 was to South Korea. We have amended our disclosure to state South Korea instead of simply Korea. In addition, we hereby confirm that there are no past, current or intended, communications, personal contacts or contracts, directly or indirectly, of any nature whatsoever including through licensees or intermediaries, with North Korea, and/or with entities in North Korea.

Liquidity and Capital Resources, pages 17-18
--------------------------------------------

     4. Please update the information regarding the beneficial conversion feature recorded and the penalties incurred to date due to failure to have a registration statement effective by July 15, 2005.

Securities and Exchange Commission
January 17, 2006
Page 3 of 15


          Response
          --------

          We have revised our disclosure to update the information regarding the beneficial conversion feature and penalities incurred to date due to our failure to have a registration statement effective by July 15, 2005.

Consolidated Financial Statements
---------------------------------

Statements of Losses, page F-3
------------------------------

     5. We acknowledge your response to comment 13 per our letter dated September 12, 2005. We again request that you revise your statements of operations for the year ended September 30, 2003 to separately present the license fee paid to Biowell Technology as research and development expense. Please also revise your statement of operations for the year ended September 30, 2004, as well as your cumulative statement of operations, to reflect the research and development expense that you incurred during those periods, as represented to us in your response.

          Response
          --------

          We have revised our cumulative statement of operations and related footnote disclosures for the years ending 2004 and 2005 to reflect the research and development expense that we incurred during those periods as well as to separately present the license fee paid to Biowell Technology as a research and development expense.


Notes to Consolidated Financial Statements
-------------------------------------------

Note A - Summary of Accounting Policies, page F-17
--------------------------------------------------

     6. Per your response to comment 13, we note that you incurred research and development expense during the period from September 16, 2002 through September 30, 2004. Please revise your disclosure accordingly.

          Response
          --------

          We have revised our disclosure to reflect that we incurred research and development expenses during the period from September 16, 2002 (date of inception) through September 30, 2004.

Securities and Exchange Commission
January 17, 2006
Page 4 of 15




Note D - Capital Stock - pages F-21 - F-27
------------------------------------------

     7. We acknowledge your response to comment 15 per our letter dated September 12, 2005, as well as the information provided in "Exhibit A" to your response. We again request the following:

          o Please provide us with a detailed analysis that quantifies the aggregate understatement/overstatement of compensation expense that occurred in the third and fourth quarters of 2002 and the first quarter of 2003. Your analysis should include: the valuation date/period in which the service transaction occurred; the valuation calculation, including your accounting basis for ascribing value to the shares issued; and the trading price of your common shares at the date the services were provided, if applicable;

          o With respect to Exhibit A, please clarify for us your basis for the restated amounts. Specifically, please specify whether the "price restated" column is based on the trading price or some other value of your common shares. Additionally, please clarify whether the "date" column relates to the date that the consulting services were provided and correlate that to the period in which you issued the shares.

          Response
          --------

          Exhibit A, attached hereto, describes the material transactions involving the issuance of our common stock in exchange for services from September 16, 2002 (date of inception) to March 31, 2003. We related the date of provided services to the market price of the shares on the same date and reflected the market price in Exhibit A. The aggregate understatement of expense based on the closing price of our common stock during this period represents approximately $12,000 or 0.02% of the cumulative loss of $54.6 million as of June 30, 2005.

          Given  the  immaterial   effect  on  our  financial   statements,   we
          respectfully request the adjustment arising from this comment be waived.

          In the "price restated" used in Exhibit A in the October 28, 2005 response, we should have indicated "Market price" instead. The date column corresponds to both the service provided date as well as the issuance date.

Unaudited Condenses Consolidated Statements of Cash Flows, page F-49
--------------------------------------------------------------------

     8. We acknowledge your response to comment 17 per our letter dated September 12, 2005. Please provide us with additional information about or reconcile for us the following items for the nine months ended June 30, 2005:

Securities and Exchange Commission
January 17, 2006
Page 5 of 15




          o    The "proceeds from loans" of $843,971;

          o    The  "common  stock  canceled   previously  issued  for  services
               rendered" of $(642,098) as it relates to the corresponding statements of stockholders' deficit;

          o The "common stock issued in exchange for consulting services rendered" of $13,037,773 as it relates to the corresponding statements of stockholders' deficit;

          o    The "amortization of beneficial  conversion feature - convertible
               notes"  of  $8,836,000   as  it  relates  to  the   corresponding
               statements of stockholders' deficit;

          o The "proceeds from sale of common stock, net of cost" of $8,141,055 and the "proceeds from subscription of common stock" of $2,340,000 as each relates to the corresponding statements of stockholders' deficit.

          Response
          --------

          In reviewing the June 30, 2005 transactions, we misclassified some cash flow items. In the attached Exhibit B, we present the revised condensed consolidated statement of cash flows. We reclassified $2.9 million from financing to operations to more properly reflect sources and uses of cash.

          For the items not affected by the reclassification, the ($642,098) cancelled service shares consist of 1,069,600 shares returned on October 2004 and agrees the Shareholder Equity Statement as well as Footnote B - Capital Stock detail for that period.

          The $8,836,000 of beneficial conversion feature amortization consists of the $1,465,000 recorded in December 2004 and the $4,179,554 and $3,191,446 recorded in March 2005. These amounts agree to the disclosures in the Statement of Shareholder Equity for each applicable time period.

Notes to Unaudited Condensed Consolidated Financial Information
---------------------------------------------------------------

Note G - Subsequent Events, page F-68
-------------------------------------

     9. We acknowledge your response to comment 19 per our letter dated September 12, 2005 and request the following.

          o Please refer to Note 2 of Item 310 of Regulation S-B and to the interpretive guidance on the distinction between a "business" and an "asset" provided in Item 11-01(d) of Regulation S-X. Please then provide us with the relevant information about your acquisition of Rixflex Holdings that supports your conclusion that you have not acquired a business.

Securities and Exchange Commission
January 17, 2006
Page 6 of 15




          o Please also provide us with your analysis under EIRF 98-3 that supports your determination that you will not account for the Rixflex Holdings acquisition as that of a business.

          o Please discuss the purchase price for your acquisition of Rixflex Holdings and provide a preliminary purchase price allocation according to the applicable provisions of SFAS No. 141. Please also provide us with information that outlines your specific analysis of the substance of the transaction pursuant to paragraph 17 of SFAS No. 141.

          Response
          --------

          Acquiring Entity

          On July 12, 2005, we acquired certain intangible assets held by Rixflex Holdings, Inc. ,a wholly owned subsidiary of Biowell Technology, Inc. in exchange for 36,000,000 shares of our restricted common stock, or approximately 35% of our issued and outstanding common shares. The shares were disbursed to approximately ____ Biowell shareholders of record subsequent to the exchange.

          In connection with the acquisition of the intangible assets from Biowell, we were the acquiring entity based upon the following facts and circumstances:

          Our owners, prior to the acquisition, retained majority control of our company, subsequent to the acquisition.

          The absence of a single owner or organized group of owners that hold a large minority interest in our company.

          While one Biowell manager joined our Board of Directors subsequent to the sale of assets, the Board of Directors is controlled by our owners prior to the acquisition of the Biowell assets.

          Subsequent to the acquisition of the assets and issuance of our shares, we appointed Dr. Shu, formerly of Biowell, as our Chairman of the Board and Dr. Ben Liang, formerly of Biowell as well, as our Secretary. The rest of our senior management positions (Chief Chief Executive Officer, Chief Financial Officer and President) had no relationship with Biowell.

          Based upon the above, we concluded the we were the acquiring entity.

Securities and Exchange Commission
January 17, 2006
Page 7 of 15



          Acquisition of Business vs. Acquisition of Assets

          We have accounted for the transaction as an asset acquired based upon the following facts and circumstances.

          The acquisition included the set of inputs:

          o    Long-lived    intangible   assets   comprised    exclusively   of
               intellectual property
          o    Two (2) senior managers of Biowell

          The set acquired did not include:

          o    Operational employees of Biowell
          o    Ability to access customers of Biowell
          o    Customer contracts
          o    Access to customers through continuity of location
          o Processes (including a systems to take customer orders, order fulfillment, billing and collecting, administration of personnel, and operations analysis)

          Based upon the above facts and circumstances, we have concluded the missing elements taken as a whole are more than minor, and the set is not able, on a stand-alone basis, to continue normal operations and sustain its revenue stream and, therefore, is not a business.

          In addition, the intangible assets acquisition had none of the following attributes defining a business (as defined in Regulation S-X, Rule 11-01(d)):

              o   Physical facilities
              o   Employee base
              o   Market distribution system
              o   Sales force
              o   Customer base
              o   Operating rights
              o   Production techniques
              o   Trade names

          Accordingly, we believe the acquisition of Rixflex Holdings is required to be accounted for an an asset acquisition, not the acquisition of a business.

          Purchase Price Allocation

          We have valued the acquisition of the intangible assets acquired from Biowell and included the valuation in accordance with SFAS No. 141. The results of the valuation are included in our Annual Report on Form 10-KSB for the year ended September 30, 2005.

Securities and Exchange Commission
January 17, 2006
Page 8 of 15



     10. We note that you entered into a transaction with Trilogy Capital Partners, Inc. in June 2005, pursuant to which you issued a warrant to purchase 7.5 million shares of your common stock. We also note that the warrant contains a cashless exercise provision. Please provide us with your analysis as to whether this warrant qualifies as a derivative instrument within the scope of SFAS No. 133, which would necessitate that you account for the warrant at fair market value and record changes in that fair market value within earnings. Additionally, please provide us with an analysis under EITF No. 00-19 that supports your classification of the warrant as an equity instrument. Please provide all significant terms of your other warrants outstanding and your analysis under SFAS 133 and EITF No. 00-19. Specifically state if the agreement includes any requirement to register, any requirements for net cash settlement (such as a cashless exercise feature), and any liquidating damages or penalties that could be incurred. Address whether or not you have sufficient authorized shares for all warrants and convertible instruments outstanding.

          Response
          --------

          Per EITF 00-19, and due to the cashless exercise provision, the $0.55 warrant should be classified as a derivative instrument. For the year ended September 30, 2005, we recorded mark to market expense of $180,000 ($0.57 September market price less the $0.55 exercise price times the 7.5 million warrants). Other than the 3 million $0.60 identified as Directors and Advisor warrants granted in June 2005, no other warrants have cashless features, registration rights, liquidating damages or penalties. In addition, all other warrant terms regarding exercise price, remaining term in years and exercise price has been disclosed in past and current filings.

          Following the effective date of this SB-2, we are obligated to register the $0.55 warrants upon the filing of any subsequent registration statement. On a fully diluted basis, with our 250 million authorized shares, we have a sufficient quantity to encompass all existing warrant and convertible instruments.

     11.  Additionally,  please revise your financial  statement  disclosures to appropriately reflect the fact that both transaction outlined above occurred during the nine months ended June 30, 2005. Your characterization of each within "subsequent events" is misleading to investors.

          Response
          --------

          Per EITF 00-19, the mark to market requirement for the 9 million warrants results in a $450,000 June 30, 2005 impact to operations ($0.60 June 30, 2005 market price less the $0.55 exercise price times the 9 million warrants). Offsetting this item are the 3 million

Securities and Exchange Commission
January 17, 2006
Page 9 of 15




          cashless Directors and Advisors warrants. In September 2005 we reversed the previously recorded $794,642 in intrinsic value recorded in the quarter ended June 30, 2005. The net $344,642 benefit to June 2005 operations represents only 0.6% of cumulative loss through June 30, 2005.

          Given  the  immaterial   effect  on  our  financial   statements,   we
          respectfully request the adjustment arising from this comment be waived.

Form 10-QSB/A#2 for the Fiscal Quarter Ended March 31, 2005
-----------------------------------------------------------

          General
          -------

     12. We acknowledge your response to comment 20 per our letter dated September 12, 2005, as well as the information provided in Note E to your unaudited condensed consolidated financial statements for the period ended June 30, 2005. Please amend your March 31, 2005 Form 10-QSB to appropriately present the financial statements as "restated" and to provide the footnote which outlines the circumstances surrounding the restatement and its impact on your results of operations, inclusive of the disclosures required by APB No. 20. Additionally, we note that the net loss per share amounts reflected on page F-66 appear to be incorrect; please revise your disclosures to reflect the corrected net loss per share amounts or tell us why you believe your net loss per share amounts are correct.

          Response
          --------

          We will revise the March 31, 2005 10-QSB to indicate that the financials are "restated" and to provide the footnote that outlines the circumstances surrounding the restatement and its impact on our results of operations. In addition, we have revised the the loss per share on page F-66.

Notes to Unaudited Condensed Consolidated Financial Information
---------------------------------------------------------------

Note B - Capital Stock, page 25
-------------------------------

     13. We acknowledge your response to comment 18 per our letter dated September 12, 2005, as well as the information provided in "Exhibit B" to your response. We again request that you provide us with additional information that correlates the $2.9 million restatement amount to the individual transactions outlined in Note B to your unaudited condensed consolidated financial statements. Based on the information in Note B, it appears that only $1.4 million of the 3/31/05 restatements relates to the valuation of common stock issued to non-employee consultants, while $1.5 million relates to your retirement of convertible debt via the issuance of common stock.

Securities and Exchange Commission
January 17, 2006
Page 10 of 15




          Response
          --------

          After reviewing our disclosure, we determined that we overcharged $1,365,000 in the quarter ended March 31, 2005. The debt exchanged for shares transaction was incorrectly valued using market price. As a result, cumulative loss from of operations was overstated by $1,365,000 or 2.8% through March 31, 2005 and 1.8% through September 30, 2005. We reduced cumulative loss by $1,365,000 in the September 30, 2005 10-KSB.

          Given  the  immaterial   effect  on  our  financial   statements,   we
          respectfully request the adjustment arising from this comment be waived.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                           Very truly yours,



                                           /s/ JAMES HAYWARD
                                           ------------------------
                                           James Hayward
                                           Chief Executive Officer

Securities and Exchange Commission
January 17, 2006
Page 11 of 15

                                    EXHIBIT A

Applied DNA Sciences, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
File No. 333-122848
Amended Registration Statement Filed November 8, 2005
Exhibit A per Item 7 of SEC Review Comments
Aggregate Compensation Expense Net Understatement

                                                                                                                         (Over)/
                                                                                                                          Under
                                                                                                                         Statement
Fiscal   Fiscal     Original    Revised                             Share Price        Shares         Share Value        Dollar
Year     Qtr        Date        Date          Purpose             Used     Market     Issued       Used       Market     Difference
------------------------------------------------------------------------------------------------------------------------------------
2002   Q-4           09/16/02            Founders Compensation  0.0100      A         100,000     1,000           A         A
                                                               ----------------------------------------


       Q-4 Total                                                                      100,000     1,000

2003   Q-1          10/21/02             Prohealth Merger       0.0001      A      10,178,352     1,018           A        A

                    10/21/02             Cancellation of
                                         Prohealth shares       0.0100      A        (100,000)   (1,000)          A        A

                     Oct '02             Services               0.0650    0.065       602,000    39,130        39,130      -

                 Nov/Dec '02             Shares Subscribed      0.0650      B         876,000    56,940           B        B
                                                               ----------------------------------------


       Q-1 Total                                                                   11,556,352    96,088
                                                               ----------------------------------------


       Q-2           Jan '03             Cancellation of
                                         Services shares        0.0650    0.065      (836,000)     C             C         C

                     Jan '03    Oct '02  Licensing Shares       0.0650    0.065     1,500,000    97,500        97,500      -    (D)

Securities and Exchange Commission
January 17, 2006
Page 12 of 15






                     Jan '03    Oct '02  Services               0.1300    0.065       586,250    76,213        38,106   (38,107)(E)

                     Feb '03             Services               0.0650    2.558         9,000       585        23,022    22,437

                     Mar '03             Founders Compensation  0.0001      A      10,140,000     1,014          A         A

                     Mar '03             Services               2.5328    2.665        91,060   230,634       242,675    12,041

                     Mar '03             Services               0.0650    2.665         6,000       390        15,990    15,600
                                                               ---------------------------------------------------------------------

       Q-2 Total                                                                   11,496,310   406,336       417,293    11,971
                                                               ---------------------------------------------------------------------
           Cumulative Total                                                        23,152,662                            11,971


(A) Founders compensation and Proheath merger shares have no market value

(B) Third party shares sold for cash were issued for $0.065

(C) Cancelled shares were originally issued for $0.065

(D) While the stock was not issued until January 2003, the terms of the Biowell shares and related licensing agreement were consummated in October 2002. See Footnote H, page F-24 of the 2002 10-K

(E) Service shares were originally issued for $0.065 but used the wrong date

For (D) and (E), the Company will amend the Statement of Shareholder Equity and related footnote disclosure to correct these two dates

Due to the lack of publicly available trading price history in 2002 and 2003, we obtained the weekly closing price from a Charles Schwab customer service rep. Their source was their direct Reuters service. In addition, using custom dates, we prepared the chart from bigcharts.com to corroborate the Reuters information
- see the attached tabs

Securities and Exchange Commission
January 17, 2006
Page 13 of 15




The market price used is the average weekly close price for the indicated month per Reuters for ther period December 2002 through March 2003. For thr period Sept 2002 thru November 2002, we used the bigcharts.com information

Securities and Exchange Commission
January 17, 2006
Page 14 of 15

                                    EXHIBIT B

Applied DNA Sciences, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
File No. 333-122848
Amended Registration Statement Filed November 8, 2005
Exhibit A per Item 8 of SEC Review Comments
Revised June 30, 30 2005 Condensed Consolidated Statement of Cash Flows

                                                                                         Revised         As Submitted
                                                                                          For the Six Months Ended
                                                                                               June 30, 2005
                                                                                    ------------------ ------------------
Cash flows from operating activities:

Net loss from operating activities                                                       (31,819,266)       (31,819,266)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Depreciation                                                                                   15,187            15,187

Warrants issued to consultants                                                              1,243,744         1,243,744

Amortization of beneficial conversion feature                                               8,836,000         8,836,000

Common stock issued in exchange for consultant services rendered                           15,414,260        12,471,727  (A)

Common stock canceled-previously issued for services rendered                               (681,298)          (642,098)

Changes in Assets and Liabilities:

Payments for security deposits                                                               (33,291)           (33,291)

Increase (decrease) in due related parties                                                   (20,631)           (20,631)

Accounts payable and accrued liabilities                                                    (909,475)          (983,197)
                                                                                    ------------------ ------------------


Net cash provided by (used in) operating activities                                       (7,954,770)       (10,931,825)

Cash flows from investing activities:

Payments for Patent Filing                                                                    (4,347)            (4,347)
                                                                                    ------------------ ------------------


Net cash provided by (used in) investing activities                                           (4,347)            (4,347)

Cash flows from financing activities:

Proceeds from sale of common stock, net of costs                                                    -         8,141,055  (B)

Proceeds from subscription of common stock                                                  9,079,000         2,340,000  (B)



Securities and Exchange Commission
January 17, 2006
Page 15 of 15




Proceeds from notes converted to stock                                                              -         1,575,000

Proceeds from sale of options & warrants                                                       70,750            70,750
                                                                                    ------------------ ------------------


Net cash provided by (used in) financing activities                                         9,149,750        12,126,805  (A)


Net increase (decrease) in cash and cash equivalents                                        1,190,633         1,190,633

Cash and cash equivalents at beginning of period                                                1,832             1,832
                                                                                    ------------------ ------------------


Cash and cash equivalents at end of period                                                  1,192,465         1,192,465

(A) Approximately $2.9 million was reclassified from financing to operations
(B) We condensed the sale of common stock and subscription of common into one line - proceeds from subscription of common stock